FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of August 2006


                     NORDIC AMERICAN TANKER SHIPPING LIMITED
                 (Translation of registrant's name into English)

                                  Thistle House
                                4 Burnaby Street
                                 Hamilton, HM 11
                                     Bermuda
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]     Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [ ] No [ X ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ________.



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INFORMATION CONTAINED IN THIS FORM 6-K REPORT

     Attached hereto as Exhibit 1 is a copy of the press release issued by Nordic American Tanker Shipping Limited on July 31, 2006, announcing that it has agreed to purchase another two Suexmax vessels.




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[GRAPHIC OMITTED]


Exhibit 1


               Nordic American Tanker Shipping Ltd. - (NYSE: NAT)
           Announces Agreement to Purchase Another Two Suezmax Vessels

Hamilton, Bermuda, July 31, 2006

Nordic American Tanker Shipping Ltd. (the "Company" or "NAT") today announced that it has agreed to acquire its eleventh and twelfth Suezmax tanker. These vessels, one built in 2002 and one in 2003 in the Samsung shipyard in South Korea, are sister vessels to the Company's tenth vessel (built 2003) whose acquisition was announced on July 17. While the tanker market is volatile and difficult to predict, our analysis shows that the spot market results in higher average rates than those achieved in the fixed term-charter market. Therefore, it is presently anticipated that these vessels will be employed in spot or spot related business, like all but one of the Company's existing vessels. The aggregate price for the three sister vessels is $ 246m. All the twelve vessels of the Company have double hull.

NAT has several sister vessels in its fleet. The Company's experience is that sister vessels provide for particular efficiency as regards operating costs through interchange of spare parts and greater ease of crew training. In addition, the Company believes that being able to offer sister vessels increases their attraction to potential customers who wish to charter a specific vessel type.

Herbjorn Hansson, the Company's Chairman and Chief Executive Officer stated: "By increasing our fleet to twelve Suezmax tankers, we believe that we shall be able to realize increased operational efficiencies and it will help us in providing for a stronger market presence, having one of the largest and most modern fleets of double hull Suezmax tankers. These acquisitions will not require any significant increase in the Company's overhead costs, and, therefore, we should be able to reduce our overhead costs per vessel. We expect that these acquisitions will result in higher dividend and earnings per share than had these vessels not been acquired. Growth will remain an essential part of our operating model." Together with the acquisition that was announced on July 17, the Company expects that these two vessels also will join its fleet no later than by the end of November 2006. Financing for these acquisitions is expected to consist of a combination of debt and equity.

            CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions,
including  without  limitation,   our  management's  examination  of  historical
operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker market, as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hire, failure on the part of a seller to complete a sale to us and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission, including the prospectus and related prospectus supplement, our Annual Report on Form 20-F, and our reports on Form 6-K.

Contacts:
Scandic American Shipping Ltd
Manager for:
Nordic American Tanker Shipping Ltd.
P.O Box 56, 3201 Sandefjord, Norway
Tel: + 47 33 42 73 00 E-mail:  nat@scandicamerican.com


Web-site:  www.nat.bm

Rolf Amundsen, Investor Relations
Nordic American Tanker Shipping Ltd.
Tel: +1 800 601 9079 or + 47 908 26 906

Herbjorn Hansson, Chairman & CEO
Nordic American Tanker Shipping Ltd.
Tel:  +1 866 805 9504 or + 47 901 46 291



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                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                     NORDIC AMERICAN TANKER SHIPPING LIMITED
                                  (registrant)



Dated:  August 2, 2006                  By: /s/ Herbjorn Hansson
                                            ---------------------
                                               Herbjorn Hansson
                                               Chairman, Chief Executive Officer
                                               and President





SK 01318 0002 691384